Exhibit 99.1

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities / person closely associated
a.	Name	Dr Geoffrey Guy
2.	Reason for the notification
a.	Position/status	Chairman
b.	Initial notification /Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a.	Name	GW Pharmaceuticals PLC
b.	LEI
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a.	Description of the Financial instrument, type of instrument Identification code	American Depositary Shares ISIN: 36197T1034
b.	Nature of the transaction	Sale of American Depositary shares by personal pension scheme of which Dr Geoffrey Guy and his wife are beneficiaries
c.	Price(s) and volume(s)	Price(s) $111.36	Volume(s) 30,607	ADS’s sold
d.	Aggregated information •Aggregated volume •Price	n/a
e.	Date of the transaction	13 October 2017
f.	Place of the transaction	Nasdaq, New York
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a.	Description of the Financial instrument, type of instrument Identification code	American Depositary Shares ISIN: 36197T1034
b.	Nature of the transaction	Sale of American Depositary Shares by personal pension scheme of which Dr Geoffrey Guy and his wife are beneficiaries
c.	Price(s) and volume(s)	Price(s) $111.91	Volume(s) 1,246	ADS’s sold
d.	Aggregated information •Aggregated volume •Price	n/a
e.	Date of the transaction	16 October 2017
f.	Place of the transaction	Nasdaq, New York